

**DIVISION OF
CORPORATION FINANCE**

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

August 31, 2009

Mr. Gregory B. Graves
Chief Financial Officer, Entegris, Inc.
3500 Lyman Boulevard
Chaska, MN 55318

Re: **Entegris, Inc.**
             Form 10-K for the year ended December 31, 2008
             Definitive Proxy Statement filed April 3, 2009
             Form 10-Q for the quarter ended March 28, 2009
             File No. 1-32598

Dear Mr. Graves:

        We have completed our review of your Form 10-K and related filings and have no further comments at this time.

        If you have any questions regarding our review of these filings, please direct them to Mindy Hooker, Staff Accountant, at (202) 551-3732, Jeanne Baker, Asst. Chief Accountant, at (202) 551-3691, Sherry Haywood, Attorney, at (202) 551-3345, Jay Ingram, Legal Branch Chief, at (202) 551-3397 or to the undersigned at (202) 551-3768.

                                        Sincerely,

                                        John Cash
                                        Branch Chief